Exhibit 2.2

EXECUTION VERSION

Privileged & Confidential

VOTING AND SUPPORT AGREEMENT

This VOTING AND SUPPORT AGREEMENT (this “Agreement”) dated as of May 9, 2022, is entered into by and between Hemisphere Media Group, Inc., a Delaware corporation (the “Company”) and the undersigned stockholders of the Company (each, a “Stockholder” and collectively, the “Stockholders”).

WHEREAS, the board of directors of the Company (the “Company Board”) established a special committee thereof consisting only of independent and disinterested directors (the “Company Special Committee”), and the Company Special Committee has (i) unanimously determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Merger, are fair, advisable and in the best interests of the Company and the Disinterested Stockholders and (ii) recommended that the Company Board adopt resolutions approving, adopting and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger, and, subject to the terms and conditions thereof, submit and recommend the Merger Agreement to the Company’s stockholders for approval and adoption thereby;

WHEREAS, prior to the execution of this Agreement, the Company Board (acting upon the recommendation of the Company Special Committee) has (i) unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Merger, are fair, advisable and in the best interests of the Company and the Disinterested Stockholders, (ii) approved, adopted and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and (iii) subject to the terms and conditions thereof, resolved to submit and recommend the Merger Agreement to the Company’s stockholders for approval and adoption thereby;

WHEREAS, concurrently with the execution of this Agreement, the Company, Hemisphere Media Holdings, LLC, a Delaware limited liability company and wholly owned indirect subsidiary of the Company (“Holdings LLC”), HWK Parent, LLC, a Delaware limited liability company (“Parent”), HWK Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub 1”), and HWK Merger Sub 2, LLC, a Delaware limited liability company and a wholly owned subsidiary of Merger Sub 1, entered into an Agreement and Plan of Merger, dated as of the date hereof (as the same may be amended or supplemented, the “Merger Agreement”);

WHEREAS, concurrently with the execution of this Agreement, Gato Investments LP entered into that certain Letter Agreement re: Matters Related to Gato Investments LP, dated as of the date hereof and in the form provided to the Company prior to the date hereof (in such form as has been provided to the Company prior to the date hereof, the “Gato Letter Agreement”);

WHEREAS, capitalized terms used but not defined in this Agreement have the meanings ascribed to them in the Merger Agreement;

WHEREAS, as of the date hereof, each Stockholder is the record and beneficial owner of the number of shares of Company Common Stock set forth opposite such Stockholder’s name on Exhibit A (such shares of Company Common Stock, together with any other shares of Company Common Stock acquired by such Stockholder or its Affiliates and any additional shares of Company Common Stock that such Stockholder and its Affiliates may acquire record and/or beneficial ownership of after the date hereof (including any shares of Common Stock acquired through the vesting or exercise of Company Compensatory Awards or otherwise) being collectively referred to herein as the “Stockholder Shares”); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, the Company has required Stockholders to enter into this Agreement, and each Stockholder has agreed and is willing to enter into this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements contained herein, the parties hereto, intending to be legally bound hereby, agree as follows:

1.            Agreements of Stockholder.

(a)            Voting. From the date hereof until the Agreement Termination Date, at any meeting of the stockholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment or postponement thereof, each Stockholder shall vote (or cause to be voted) all Stockholder Shares or (as appropriate) execute written consents in respect thereof, (i) in favor of the Merger, the Merger Agreement (to the extent required), and the transactions contemplated thereby (the “Supported Matters”) and (ii) against any Alternative Acquisition Agreement and any other action or agreement (including, without limitation, any amendment of any agreement), amendment of the Company’s organizational documents or other action that is intended or would reasonably be expected to prevent or delay the consummation of the Transactions, including the Merger; provided, however, that, in the event the Company terminates the Merger Agreement pursuant to Section 8.01(h) of the Merger Agreement prior to receipt of the Required Company Stockholder Approval and enters into the Alternative Acquisition Agreement providing for a Superior Proposal that gave rise to such termination pursuant to Section 8.01(h) of the Merger Agreement (such Alternative Acquisition Agreement, the “Alternative Agreement”), then at any meeting of the stockholders of the Company however called with respect to the Alternative Agreement (or any action by written consent in lieu of a meeting) or any adjournment or postponement thereof, in each case prior to Agreement Termination Date, each Stockholder shall vote (or cause to be voted) all Stockholder Shares or (as appropriate) execute written consents in respect thereof, in the same proportion as votes cast (or written consents executed) by the stockholders of the Company other than the Stockholders (such proportion determined without inclusion of the votes cast by the Stockholders) with respect to any matter presented for approval by the Company with respect to such Superior Proposal. Any such vote shall be cast (or consent shall be given) by Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent).

(b)            Proxy. Each Stockholder hereby irrevocably appoints as its proxy and attorney-in-fact, the Company and any Person designated in writing by the Company, each of them individually, with full power of substitution and resubstitution, to vote the Stockholder Shares (in a manner consistent with the Company’s Amended and Restated Certificate of Incorporation) owned by such Stockholder in accordance with Section 1(a) at any meeting of the stockholders of the Company however called (or any action by written consent in lieu of a meeting) or any adjournment or postponement thereof, prior to the termination of this Agreement in accordance with Section 3, at which any of the matters described in Section 1(a) is to be considered; provided, however, that such Stockholder’s grant of the proxy contemplated by this Section 1(b) shall be effective if, and only if, such Stockholder fails to be counted as present, to consent or to vote such Stockholder Shares, as applicable, in accordance with this Agreement or has not delivered to the Secretary of the Company at least three (3) business days prior to the meeting at which any of the matters described in Section 1(a) is to be considered a duly executed irrevocable proxy card in form and substance reasonably satisfactory to the Company directing that the Stockholder Shares of such Stockholder be voted in accordance with Section 1(a). This proxy, if it becomes effective, is coupled with an interest, is given as an additional inducement of the Company to enter into the Merger Agreement and shall be irrevocable prior to the termination of this Agreement in accordance with Section 3, at which time any such proxy shall terminate. Each Stockholder (solely in its capacity as such) shall take such further actions or execute such other instruments as may be necessary to effectuate the intent of this proxy. The Company may terminate this proxy with respect to any such Stockholder at any time at its sole election by written notice provided to such Stockholder.

(c)            Restriction on Transfer; Proxies; Non-Interference; etc. From the execution of this agreement until the Agreement Termination Date, no Stockholder or its Affiliates shall directly or indirectly, (i), sell, transfer, give, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer of, any Stockholder Shares (or any right, title or interest thereto or therein), (ii) deposit any Stockholder Shares into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Stockholder Shares, (iii) take any action that would make any representation or warranty of Stockholder set forth in this Agreement untrue or incorrect or have the effect of preventing, disabling or delaying Stockholder from performing any of its obligations under this Agreement or (iv) agree (whether or not in writing) to take any of the actions referred to in the foregoing clauses (i), (ii) or (iii) of this Section 1(c). Notwithstanding the foregoing (but subject to the following sentence), each Stockholder and its Affiliates may Transfer any or all of its Stockholder Shares to its Affiliates, including, without limitation, to Parent, or in accordance with and pursuant to the Gato Letter Agreement (in any case in a manner consistent with the Company’s Amended and Restated Certificate of Incorporation); provided, that prior to and as a condition to the effectiveness of such Transfer, each Person to whom any of such Stockholder Shares or any interest in any of such Shares is or may be transferred shall have executed and delivered to the Company a counterpart of this Agreement pursuant to which such Person shall be bound by all of the terms and provisions of this Agreement and Exhibit A shall be updated accordingly. Notwithstanding anything to the contrary in this Agreement and without limiting the first sentence of this Section 1(c), in no event prior to the Agreement Termination Date shall the Stockholders cause or permit (i) a Restructuring Event (as defined in the Amended and Restated Agreement of Limited Partnership of Gato Investments LP (as amended as of the date hereof, the “Gato LPA”)) to occur or be initiated (or, if one occurs, the Stockholders shall cause such Restructuring Event to be waived) or (ii) Gato Investments LP to otherwise cease to be the record holder of the Stockholder Shares held by it as of the date hereof and as set forth on Exhibit A hereto, other than by way of a transfer of such shares to Parent, or transfers in accordance with and pursuant to the Gato Letter Agreement.

(d)            Information for Proxy Statement; Publication. Each Stockholder consents to the Company publishing and disclosing in any filing required under Applicable Law, including the filings contemplated by the Merger Agreement, Stockholder’s identity and ownership of Company Common Stock and the nature of Stockholder’s commitments, arrangements and understandings under this Agreement. Each Stockholder hereby agrees to permit the Company to publish and disclose in the Proxy Statement or any other disclosure document required in connection with the Merger Agreement or the Transactions contemplated thereby (including, without limitation, Schedule 13e-3) the Stockholder’s identity and beneficial ownership of the Shares and the nature of the Stockholder’s commitments under this Agreement to the extent required by applicable Law, provided that any such disclosure in the Proxy Statement or any other filing to or submission with the SEC or any other Governmental Authority (including, without limitation, Form 8-K and Schedule 13E-3) shall, in each instance, be subject to such Stockholder’s prior review and comment (and the Company shall consider any such comments in good faith). Each Stockholder shall not issue any press release or make any other public statement with respect to this Agreement, the Transactions, the Merger Agreement or the transactions contemplated thereby without the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), except as may be required by Applicable Law (which includes, for the avoidance of doubt, any filing by Stockholder on Schedule 13D and any other filings required pursuant to applicable securities laws), in which case such Stockholder shall provide the Company with a reasonable opportunity to review and comment on any such press release or public statement prior to it being made.

(e)            Waiver of Appraisal Rights. Each Stockholder hereby irrevocably and unconditionally waives, and agrees not to exercise, all appraisal rights under Section 262 of the DGCL (and any other appraisal, dissenters’ or similar rights) related to the transactions contemplated by the Merger Agreement with respect to the Stockholder Shares to the fullest extent permitted by Law.

2.            Representations and Warranties of Stockholder. Each Stockholder hereby represents and warrants to the Company as follows:

(a)            Authority. Such Stockholder has all necessary power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement. This Agreement has been duly executed and delivered by such Stockholder and, assuming due and valid authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of such Stockholder, enforceable against Stockholder in accordance with its terms, subject to the Enforceability Exceptions.

(b)            Consents and Approvals; No Violations. Other than filings under the Exchange Act and other than such as, if not made, obtained or given, would not reasonably be expected to prevent or delay the performance by such Stockholder of any of its obligations under this Agreement, no notices, reports or other filings are required to be made by such Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by such Stockholder from, any Governmental Authority or any other person or entity, in connection with the execution and delivery of this Agreement by such Stockholder. The execution, delivery and performance of this Agreement by such Stockholder does not, and the consummation by such Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice or the passage of time or both) under any contract, agreement, arrangement or commitment to which such Stockholder is a party or which is binding on it or its assets and will not result in the creation of any Lien on any of the assets or properties of such Stockholder (other than the Stockholder Shares pursuant to the terms of this Agreement), except for such violations, breaches, defaults, terminations, cancellations, modifications, accelerations or Liens as would not reasonably be expected to prevent or delay the performance by such Stockholder of any of its obligations under this Agreement.

(c)            If the Stockholder is not a natural person, (a) the Stockholder is duly organized, validly existing and in good standing in accordance with the laws of its jurisdiction of formation, as applicable, and (b) the execution and delivery of this Agreement, the performance of the Stockholder’s obligations hereunder, and the consummation of the transactions contemplated hereby have been validly authorized, and no other consents or authorizations are required to give effect to this Agreement or the transactions contemplated by this Agreement.

(d)            Ownership of Stockholder Shares. As of the date of this Agreement, such Stockholder owns, beneficially and of record, all of the Stockholder Shares, free and clear of any proxy, voting restriction, adverse claim or other Lien (other than restrictions under (i) this Agreement, (ii) any Permitted Lien and (iii) U.S. federal and state securities laws). Without limiting the foregoing, as of the date hereof, except for restrictions in favor of the Company pursuant to this Agreement and subject to the terms of the Gato LPA and the Gato Letter Agreement (as defined below), each of the Stockholders has sole voting power and sole power of disposition with respect to all Stockholder Shares, with no restrictions on Stockholder’s rights of voting or disposition pertaining thereto and no Person other than Stockholder has any right to direct or approve the voting or disposition of any Stockholder Shares. As of the date hereof, none of such Stockholder or any of its Subsidiaries owns, beneficially or of record, any securities of the Company other than the Company Common Stock which constitute Stockholder Shares.

(e)            Ownership of Company Common Stock. Such Stockholder (i) has not acquired after the date of the Merger Agreement any Company Common Stock and does not have as of the date hereof, and will not enter into during the period beginning on the date hereof through and including the Closing Date, any agreement, Contract, understanding, arrangement, or substantial negotiations to acquire any Company Common Stock and (ii) is not, and will not become during the period beginning on the date hereof and ending on the Closing Date, a member of any “coordinating group” (as defined in Section 1.355-7(h)(4) of the U.S. Treasury Regulations) for the purpose of taking any of the actions described in clause (i) of this sentence.

(f)            Brokers. Except as set forth in the Merger Agreement, no broker, investment banker, financial advisor or other person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission that is payable by the Company or any of its respective Subsidiaries in connection with the transactions contemplated by the Merger Agreement based upon arrangements made by or on behalf of Stockholder.

(g)            Affiliates. As of the date of this Agreement, a true and complete list of the number and class of Stockholder Shares owned by each Stockholder is set forth on Exhibit A hereto.

3.            Termination. This Agreement shall terminate, and no party hereunder will have any further obligation to the other parties hereto upon and following such termination, on the first to occur of (a) the valid termination of the Merger Agreement in accordance with its terms, other than a termination pursuant to Section 8.01(h) thereof, (b) if the Merger Agreement is terminated pursuant to Section 8.01(h) thereof, the earliest to occur of the (i) termination of the applicable Alternative Acquisition Agreement and (ii) consummation of the transactions contemplated by such Alternative Acquisition Agreement, and (c) the Effective Time (such earliest date being referred to herein as the “Agreement Termination Date”). Notwithstanding the foregoing, (i) nothing herein shall relieve any party from liability for any Willful Breach of this Agreement occurring prior to such termination and (ii)  the provisions of this Section 3, Section 4 and Section 6 of this Agreement shall survive any termination of this Agreement.

4.            No Legal Action. Each Stockholder shall not, and shall cause its Representatives and its Affiliates not to, bring, commence, institute, maintain, prosecute or voluntarily aid any claim, appeal, or proceeding which (a) challenges the validity of or seeks to enjoin the operation of any provision of this Agreement or (b) alleges that the execution and delivery of this Agreement by the Stockholders (or their performance hereunder solely in the capacity as a stockholder of the Company) breaches any fiduciary duty of the Company Board (or any member thereof) or any duty that each Stockholders has (or may be alleged to have) to the Company or to the other holders of the Company Common Stock; provided, however, that nothing in this Section 4 shall restrict or prohibit the Stockholders, their Representatives or their Affiliates from participating as a defendant or asserting counterclaims or defenses, in any action or proceeding brought or claims asserted against it or any of its Affiliates relating to this Agreement, the Merger Agreement or the transactions contemplated hereby or thereby, or from enforcing its rights under this Agreement or the Merger Agreement.

5.            Notice of Certain Events. During the term of this Agreement, the Stockholders shall notify the Company promptly in writing of the direct or indirect acquisition of record or beneficial ownership of additional shares of Company Common Stock by the Stockholders after the date hereof (including pursuant to a stock split, reverse stock split, stock dividend or distribution or any change in Company Common Stock by reason of any recapitalization, reorganization, combination, reclassification, exchange of shares or similar transaction), all of which shall be considered Stockholder Shares and be subject to the terms of this Agreement as though owned by such acquiring Stockholder on the date hereof.

6.            Miscellaneous.

(a)            Action in Stockholder Capacity Only. The parties acknowledge that this Agreement is entered into by each Stockholder solely in its capacity as direct or indirect owner of the Stockholder Shares and that nothing in this Agreement shall in any way restrict or limit the ability of such Stockholder or any Affiliate of such Stockholder who is a director of the Company from taking any action in his capacity as a director of the Company, including the exercise of fiduciary duties to the Company and its Stockholders.

(b)            Expenses. Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

(c)            Definition of “Beneficial Ownership”. For purposes of this Agreement, “beneficial ownership” with respect to (or to “own beneficially”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing, without regard to the 60-day limitation in Rule 13d-3(d)(1)(i).

(d)            Further Assurances. From time to time, at the request of the Company, and without further consideration, Stockholder shall promptly execute and deliver such additional documents and take all such further action as may be reasonably required to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement.

(e)            Entire Agreement; No Third Party Beneficiaries. This Agreement, the Merger Agreement, the Gato LPA, the Gato Letter Agreement and each of the documents, instruments and agreements delivered in connection with the Transactions constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement is not intended to and shall not confer upon any person other than the parties hereto any rights hereunder.

(f)            Assignment; Binding Effect. Except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section 6 shall be null and void.

(g)            Amendments; Waiver. This Agreement may not be amended or supplemented, except by a written agreement executed by the parties hereto. No failure or delay by a party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Notwithstanding anything to the contrary herein, no amendment or waiver of any provision of this Agreement and no action shall be taken by or on behalf of the Company under or with respect to this Agreement without first obtaining the approval of the Company Special Committee.

(h)            Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of Applicable Law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by Applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

(i)            Counterparts. This Agreement may be executed in two or more separate counterparts, each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other parties hereto.

(j)            Descriptive Headings. Headings of sections and subsections of this Agreement are for convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

(k)            Notices. All notices and other communications among the Parties shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (c) when delivered by FedEx or other nationally recognized overnight delivery service or (d) when delivered by facsimile (solely if receipt is confirmed) or email (so long as the sender of such email does not receive an automatic reply from the recipient’s email server indicating that the recipient did not receive such email), addressed as follows:

if to the Company, to:

Hemisphere Media Group, Inc.
4000 Ponce de Leon Blvd., Suite 650
Coral Gables, FL 33146
Attention: Alex Tolston
Email: atolston@hemispheretv.com

with a copy (which shall not constitute notice) to:

Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Attention: Oliver Smith, Darren Schweiger
Email: oliver.smith@davispolk.com; darren.schweiger@davispolk.com if to Parent, to:

c/o Searchlight Capital Partners, L.P.

745 Fifth Avenue, 26th Floor

New York, New York 10151

Attention: Adam Reiss; Nadir Nurmohamed

Email: areiss@searchlightcap.com; nnurmohamed@searchlightcap.com with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

1271 Avenue of the Americas

New York, NY 10020

Attention: David Allinson; David Beller

Email: David.Allinson@lw.com; David.Beller@lw.com

if to Gato Investments LP, to:

c/o InterMedia Partners, LP

228 Park Avenue South

PMB 67521

New York, NY 10003-1502

Attention: Mark J. Coleman, Esq.

Email: mcoleman@intermediaadvisors.com

with a copy (which shall not constitute notice) to:

Covington & Burling LLP

The New York Times Building

620 Eighth Avenue

New York, New York 10018

Attention: Andrew W. Ment

Email: ament@cov.com

or to such other address or facsimile number as the parties hereto may from time to time designate in writing.

(l)            Drafting. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

(m)            Governing Law; Enforcement; Jurisdiction; Waiver of Jury Trial.

(i)            This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under any applicable principles of conflicts of laws thereof.

(ii)            EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREIN (INCLUDING ANY LEGAL PROCEEDING AGAINST OR INVOLVING ANY DEBT FINANCING SOURCES OR ANY OF THEIR RESPECTIVE AFFILIATES ARISING OUT OF THE MERGER AGREEMENT OR THE DEBT FINANCING). EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 7(M).

(iii)            The parties acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy therefor. It is accordingly agreed that the parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement in any court referred to in clause (iv) below, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that remedy of monetary damages would provide an adequate remedy for any such breach.

(iv)            In addition, each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Delaware state court or any federal court located in the State of Delaware in the event any dispute arises out of this Agreement, the Merger Agreement, the Transactions or any of the other transactions contemplated by the Merger Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement, the Merger Agreement, the Transactions or any of the other transactions contemplated by the Merger Agreement in any court other than any Delaware state court or any federal court sitting in the State of Delaware (except for actions brought to enforce the judgment of any such Delaware court).

(n)            No Ownership Interest. All rights and ownership of and relating to the Stockholder Shares shall remain vested in and belong to each Stockholder and its Subsidiaries and its Affiliates, and the Company will not have any authority to exercise any power or authority to direct any Stockholder in the voting of any Stockholder Shares, except as otherwise specifically provided herein.

(o)            Non-Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no former, current or future equity holders, controlling persons, directors, officers, employees, agents or Affiliates of any party hereto or any former, current or future stockholder, controlling person, director, officer, employee, general or limited partner, member, manager, agent or Affiliate of any of the foregoing (each, a “Non-Recourse Party”) shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any representations made or alleged to be made in connection herewith. Without limiting the rights of any party against the other parties hereto, in no event shall any party or any of its Affiliates seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Non-Recourse Party.

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IN WITNESS WHEREOF, each party has duly executed this Agreement as of the date first written above.

HEMISPHERE MEDIA GROUP, INC.

By:	/s/ Alan J. Sokol
Name: Alan J. Sokol
Title: President and Chief Executive Officer

STOCKHOLDER:

GATO INVESTMENTS LP

By:	Gemini Latin Holdings, LLC, its general partner

By:	/s/ Peter Kern
Name: Peter Kern
Title: Managing Member

[Signature Page to Voting and Support Agreement]

STOCKHOLDER:

HWK PARENT, LLC

By:	/s/ Adam Reiss
Name: Adam Reiss
Title: Vice President

[Signature Page to Voting and Support Agreement]

Exhibit A

Stockholder	Stockholder Shares
Gato Investments LP	15,744,913[1]
HWK Parent, LLC	0[2]

1 Expected to transfer these shares to Parent prior to the Closing.

2 Expected to be transferred all shares owned by Gato Investments LP prior to the Closing.